Thomas S. Harman

Partner

+1.202.373.6725

thomas.harman@morganlewis.com

February 21, 2024

VIA E-mail

Christopher Bellacicco

Attorney Adviser

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Pearl Diver Credit Company LLC

File Nos. 333-275147; 811-23912

Dear Mr. Bellacicco,

On behalf of our client, Pearl Diver Credit Company LLC (the “Company” or “Registrant”), we are responding to staff comments we received via email on November 17, 2023 related to the Company’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 24, 2023 for the purpose of registering the Company as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”).

GENERAL

1.	Comment: Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may request such materials.

Response: The Registrant has not presented any test-the-water materials to potential investors.

2.	Comment: Please confirm that FINRA has reviewed the underwriting terms and arrangements of the offering and has no objections.

Response: The Registrant has not yet finalized its underwriting arrangements, but confirms that it will obtain all required regulatory approvals prior to any offering of its securities.

PROSPECTUS

Page 1 – Introductory paragraph

3.	Comment: The staff notes that the Company’s name includes the term “Credit.” Please add disclosure reflecting a policy to invest at least 80% of the Company’s net assets, plus borrowings for investment purposes, in credit investments.

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Response: The Registrant has added the following disclosure reflecting its non-fundamental policy adopted pursuant to Rule 35d-1:

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in credit instruments. The Company defines “credit instruments” as financial instruments, the performance of which is derived from the performance of senior secured loans or pools thereof. Instruments that the Company considers to be “credit instruments” include, but are not limited to, senior, mezzanine, and junior debt tranches of CLOs, equity tranches of CLOs, and CLO warehouses.

4.	Comment: The strategy disclosure on page six states that the Company may employ leverage. Please add on this cover page a cross reference to the Prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

Response: The Registrant has added the cross reference as requested.

Page 2 – Offering price table

5.	Comment: The offering price table does not appear to include a corresponding reference for footnote 3. Please include such reference or remove this footnote, as appropriate.

Response: The Registrant has revised the offering price table to ensure all footnotes include a corresponding reference.

Page 6 – Pearl Diver Credit Company Inc.

6.	Comment: The second paragraph in this section states:

We may also invest in other securities and instruments that are related to these investments or that the Adviser believes are consistent with our investment objectives, including, among other investments, senior debt tranches of CLOs and CLO Warehouse first loss investments. The amount that we will invest in other securities and instruments will vary from time to time and, as such, may constitute a material part of our portfolio on any given date, based on the Adviser’s assessment of prevailing market conditions (emphasis added).

To the extent that such “other securities” may constitute a material part of the Company’s portfolio, please specify what such other investments may entail, beyond senior debt tranches of CLOs and CLO Warehouse first loss investments.

Response: The Registrant does not currently anticipate investing a material portion of its assets in “other investments” and, accordingly, has removed such reference.

Page 7 – Pearl Diver Credit Company Inc.

7.	Comment: The second paragraph on this page states that the Company “may acquire . . . positions of CLO debt in both the primary and secondary markets.”

Please insert the word “junior” between “CLO” and “debt” to be consistent with the disclosure on page 59 of the Prospectus.

Response: The Registrant has revised the disclosure as requested.

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Page 18 – Interest Rate Risk

8.	Comment: This risk states that “interest rates in the United States are near historic lows.” Please revise this statement, as it no longer appears to be accurate. Note that similar disclosure about a low interest rate environment appears in the final paragraph on page 46.

Response: The disclosure relating to interest rates has been revised to reflect the current interest rate environment.

Page 20 – SUMMARY OF OFFERING

9.	Comment: Please include in the synopsis a summary of the plan of distribution for the Company’s securities. See Guide 7 to Form N-2.

Response: The Registrant will include a summary of the plan of distribution in a subsequent pre-effective amendment to be filed after execution of the underwriting agreement.

Page 21 – Distributions

10.	Comment: The final sentence on this page repeats the third sentence of the preceding paragraph. Please consider deleting it.

Response: The Registrant has removed the disclosure as requested.

Page 24 – FEES AND EXPENSES

11.	Comment: The second paragraph on page 15 states that the Company may issue preferred stock or debt securities within the first twelve months following the completion of the offering. Please explain whether the costs associated with such offerings are reflected in the fee table.

Response: The Registrant cannot, at this point, with any reasonable degree of certainty, ascertain the costs associated with a future issuance of preferred stock or debt securities. Accordingly, the fee table does not currently reflect such costs. However, prior to issuing any such preferred stock of debt securities, the Registrant will file an appropriate prospectus supplement.

12.	Comment: Please revise the “Incentive fee” line item in the fees and expenses table to reflect zero for this first year.

Response: The Registrant is expecting to perform above the hurdle and therefore an incentive fee will likely be generated. As the Registrant is unaware of any regulatory prohibition against collecting such an incentive fee, the Registrant respectfully declines to make the requested change. However, as stated in the Prospectus, no incentive fee is payable to the Adviser on capital gains, whether realized or unrealized.

13.	Comment: Footnote 2 to the fees and expenses table refers to an “Expense Limitation Agreement” in which the Adviser or its affiliates will pay the Company’s organizational costs in connection with its initial public offering. Please file this agreement as exhibit, as it is a material contract into which the Company has entered. See Item 25.2.k of Form N-2.

Response: The referenced disclosure has been revised to remove reference to an expense limitation agreement.

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Page 27 – Our investments in CLO securities and other structured finance securities involve certain risks.

14.	Comment: The term “Investor” is capitalized throughout this section. If the term has a specific meaning in this section that differs from the rest of the Prospectus, please define the term. Otherwise, please use lower case letters, as appropriate.

Response: The Registrant has revised its usage of “investor” to use lower case letters.

Page 29 – Our investments in CLOs and other investment vehicles result in additional expenses to us.

15.	Comment: The first sentence in this section states that “We invest in CLO securities to the extent we so invest, will bear our ratable share of a CLO’s expenses . . . .” Please revise this sentence, as it is confusing as written.

Response: The Registrant has revised the sentence as follows:

~~We invest in CLO securities to the extent we so invest,~~ To the extent that we invest in CLO securities, we will bear our ratable share of a CLO’s expenses, including management and performance fees.

Page 31 – We may be subject to risks associated with any wholly-owned subsidiaries; Page 35 – We may leverage our portfolio . . . .

16.	Comment: The disclosure on page 31 notes that the Company may, in the future, invest through wholly-owned subsidiaries. Relatedly, disclosure on page 35 states that the Company may incur leverage “through one or more special purpose vehicles” (“SPVs”). Please disclose whether the Company will primarily control unregistered entities, such as SPVs or any other subsidiaries, in addition to those that it wholly owns. Note that the Company “primarily controls” an unregistered entity when (1) the Company controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (2) the Company’s control of the unregistered entity is greater than that of any other person. For any SPVs or subsidiaries that the Company will primarily control, including any wholly-owned subsidiaries, and that engage primarily in investment activities in securities or other assets:

a.	Disclose that the Company will comply with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with such subsidiaries and SPVs.

b.	Disclose that the Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with such subsidiaries and SPVs so that the Company will treats the subsidiaries’ and SPVs’ debt as its own for purposes of Section 18.

c.	Disclose that any investment adviser to such subsidiaries or SPVs will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiaries or SPVs and their investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and subsidiary or SPV, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s or SPV’s investment advisory agreements may be combined.

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d.	Disclose that each such subsidiary and/or SPV will comply with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiaries and SPVs, if any.

e.	Disclose any of the subsidiaries’ or SPVs’ principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a company that invests in such a subsidiary or SPV should reflect aggregate operations of the company and the subsidiary or SPV.

f.	Explain in correspondence whether the financial statements of such subsidiaries or SPVs will be consolidated with those of the Company. If not, please explain why not.

g.	Confirm in correspondence that such subsidiaries and SPVs and their board of directors will agree to inspection by the staff of the subsidiary’s or SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

h.	With respect to any wholly-owned subsidiaries, please confirm that the subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee and expenses table.

Response: The Registrant does not currently anticipate that it will make use of wholly-owned subsidiaries or SPVs, however, it may elect to do so in the future. In the event that the Registrant does use a wholly-owned subsidiary or an SPV, the Registrant confirms that, in doing so, it will comply with the applicable provisions of the 1940 Act and disclosure requests raised in items (a) – (h) above.

Page 49 – We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

17.	Comment: The disclosure in this section refers to original issue discount (“OID”) and payment-in-kind (“PIK”) securities. Please disclose in an appropriate location the additional risks presented by investments in such securities, including that:

a.	the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

b.	market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and

c.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral.

Response: The Registrant does not anticipate investing a material portion of its assets in OID or PIK securities. Accordingly, the Registrant has removed references to OID and PIK securities from the disclosure.

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Page 56 – Our bylaws provide that derivative actions brought in our name . . . .

18.	Comment: The disclosure in this section states that the sole and exclusive forum for certain claims “shall be the Court of Chancery or the United States District Court for the District of Delaware.” However, it is unclear as to which cases must be brought in which court. Please revise the disclosure here so that it tracks the bylaws and the disclosure on page 103, each of which states that certain claims “must be brought in the Court of Chancery, or, if that Court does not have jurisdiction, the United States District Court for the District of Delaware.”

Response: The Registrant has revised the disclosure as requested.

19.	Comment: The final sentence of the first paragraph of this section states that “Our bylaws also provide that any claims, suits, actions, or proceedings arising under the federal securities laws shall be exclusively brought in the federal district courts of the United States of America.”

a.	The Company’s bylaws do not appear to contain such a provision. To the extent the Company plans to include such a provision, please revise the bylaws accordingly. Note that similar disclosure appears on page 103.

b.	Please also disclose in the Prospectus that there is a question regarding the enforceability of this provision because the 1933 Act and 1940 Act each permit shareholders to bring claims arising from these Acts in both state and federal court.

Response: The referenced sentence has been removed from the disclosure.

Page 67 – The Adviser

20.	Comment: Please provide a basis for an investor to assess the expertise and experience of the Adviser and portfolio managers with respect to the foreign markets in which the Company will invest. See Guide 9 to Form N-2.

Response: In executing its principal investment strategy, the Company will invest primarily in CLO securities. The Prospectus provides a detailed discussion of the Adviser’s and each portfolio manager’s expertise and experience with respect to investing in CLOs and, specifically, CLO equity tranches. The Prospectus further discloses that CLOs are typically organized in jurisdictions outside the United States. It is the Registrant’s position that, this disclosure (i.e., that most CLOs are “foreign securities”) combined with the detailed discussion of the expertise and experience of the Adviser and each portfolio manager satisfies the requirements included in Item 9 of Form N-2 and conforms to the guidance included in Guide 9 to Form N-2.

21.	Comment: The second paragraph in this section states “For a description of the fees and expenses that we pay to the Adviser and the Administrator.” Please complete this sentence.

Response: The Registrant has revised the referenced sentence as follows:

For a description of the fees and expenses that we pay to the Adviser and the Administrator, see “The Adviser and the Administrator — Investment Advisory Agreement — Management Fee” and “The Adviser and the Administrator — The Administrator and the Administration Agreement.”

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Page 75 – License Agreement

22.	Comment: Please include a copy of the License Agreement as an exhibit, as it is a material contract into which the Company has entered. See Item 25.2.k of Form N-2.

Response: The referenced disclosure has been revised to remove reference to a license agreement.

Page 81 – Director Ownership of Shares of Our Common Stock

23.	Comment: The table in this section includes a column titled “Dollar Range of Equity Securities in the Company Complex.” Please disclose other registered investment companies that are included in the “Company Complex.”

Response: There are currently no other registered investment companies included in the “Company Complex.” The Registrant has added a footnote to the title disclosing such.

Page 87 – Co-Investments and Related Party Transactions

24.	Comment: This section notes that the Company has implemented policies and procedures to ensure that it does not engage in any prohibited transactions with affiliated persons. The disclosure further states that the Company “will not enter into any such transactions [with affiliates] unless and until we are satisfied that doing so will not raise concerns under the 1940 Act or, if such concerns exist, we have taken appropriate actions to seek review and approval of our board of directors or exemptive relief for such transaction” (emphasis added). Please supplementally explain the legal basis as to why such board approval permits the Company to engage in affiliated transactions that are otherwise prohibited by federal securities laws. For example, is this referring to approval sought in connection with reliance on exemptive rules promulgated under Section 17 of the 1940 Act?

Response: The Registrant intends to seek exemptive relief to allow it to enter into co-investment transactions with affiliates. The disclosure in question is intended to reference board approvals that may be required under any exemptive relief granted by the SEC for co-investment transactions or otherwise required by any exemptive rule adopted under Section 17.

Page 103 – Control Share Acquisitions

25.	Comment: This section states that “Our bylaws provide that a stockholder who obtains beneficial ownership of shares of common stock in a ‘Control Share Acquisition’ shall have no voting rights with respect to such shares except to the extent authorized by our stockholders of the Company.” However, the Company’s bylaws do not appear to discuss Control Share Acquisitions. Please remove this Control Share Acquisition disclosure from the Prospectus or, if the Company intends to include such a provision, revise the bylaws accordingly.

Response: This disclosure was drafted prior to the final determination of the state in which the Company would be organized. Delaware was selected, in part, because it does not have an applicable control share statute. Accordingly, the Registrant has removed disclosure related to control share acquisitions from the Prospectus.

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26.	Comment: The staff notes that the state in which the Company is organized does not have a control share acquisition statute specifically applicable to the Company. To the extent that the Company’s bylaws will include a control share acquisition provision, please state that recent federal and state court precedent has found that such provisions are not consistent with the 1940 Act. Please also disclose in the Prospectus that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes dated May 27, 2020 does not extend to the Company's specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the fund).

Response: As noted in response to Comment 25, the Registrant has removed all disclosure relating to control share acquisitions.

27.	Comment: The section states:

Our bylaws define a “Control Share Acquisition,” pursuant to various conditions and exceptions, to include an acquisition of shares that would give the beneficial owner, upon the acquisition of such shares, the ability to exercise voting power, but for the Control Share Provisions, in the election of directors in any of the following ranges: (i) one-tenth or more, but less than one-third of all voting power; (ii) one-third or more, but less than a majority of all voting power; or (iii) a majority of all voting power.

However, it is unclear which of the listed ranges applies to the election of directors. Please revise the disclosure to clarify this.

Response: As noted in response to Comment 25, the Registrant has removed all disclosure relating to control share acquisitions.

Page 103 – Potential Conversion to Open-End Fund

28.	Comment: Please discuss the factors that the Company’s board will consider in determining whether to propose to convert to an open-end fund. See Guide 4 to Form N-2.

Response: The following disclosure has been added to the discussion related to potential conversion to an open-end company:

The Board may propose a conversion to an open-end company based on its judgement as to the advisability of such action with respect to the best interests of the shareholders in light of the market, trading, interest rate, and economic circumstances then prevailing. The Board may consider any such factors that it deems material to its determination to propose a conversion to an open-end company.

STATEMENT OF ADDITIONAL INFORMATION

Page 17 – CUSTODIAN AND TRANSFER AGENT

29.	Comment: The disclosure provides the identities and addresses of the custodian, transfer agent and dividend-paying agent. Please note that such information should be disclosed in the Prospectus. See Item 9.1.e of Form N-2.

Response: The Registrant has added the applicable disclosure to the Prospectus.

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PART C

Page 1 – Item 25

30.	Comment: The index for exhibit (s) states that the Calculation of Filing Fee Tables is “filed herewith.” However, such exhibit does not appear to be included with the filing. Please include this exhibit in an amendment.

Response: The Registrant has included the Calculation of Filing Fee Tables document as an exhibit to the Part C.

Should you have any questions regarding this letter, please contact me at (202) 373-6725.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman
Morgan Lewis & Bockius LLP

cc:	Erica L. Zong Evenson, Associate, Morgan Lewis & Bockius LLP

John C. Lee, Branch Chief

Christian T. Sandoe, Assistant Director

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